                                                                   Exhibit 99.25


                                                                ______, 1998


Atlanta Marriott Marquis II Hotel Limited Partnership
Desert Springs Marriott Limited Partnership
Hanover Marriott Limited Partnership
Marriott Diversified American Hotels, L.P.
Marriott Hotel Properties Limited Partnership
Marriott Hotel Properties II Limited Partnership
Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P.
Potomac Hotel Limited Partnership
10400 Fernwood Road
Bethesda, MD 20817-1109


Gentlemen:

This letter is furnished by American Appraisal Associates, Inc. ("AAA" or "American Appraisal"), a Delaware corporation, to Atlanta Marriott Marquis II Hotel Limited Partnership, Desert Springs Marriott Limited Partnership, Hanover Marriott Limited Partnership, Marriott Diversified American Hotels, L.P., Marriott Hotel Properties Limited Partnership, Marriott Hotel Properties II Limited Partnership, Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P., and Potomac Hotel Limited Partnership (the "Partnerships"), each of which is a Delaware limited partnership, except for Mutual Benefit Chicago Marriott Suite Hotel Partners, L.P., which is a Rhode Island limited partnership, concerning the issuance of a fairness opinion (the "Opinion") to each of the Partnerships and their partners (including general partners) as discussed further below. The general partner of each Partnership (collectively the "General Partners") is either Host Marriott Corporation (the "Company" or "Host"), a Delaware corporation, or a direct or indirect wholly owned subsidiary of Host.

We understand that each of the General Partners, on behalf of each of the Partnerships, and a newly formed operating limited partnership (the "OP") are planning to propose the mergers of the Partnerships with the OP (or subsidiaries thereof) (the "Mergers") in connection with Host"s reorganization to permit Host to qualify as a real estate investment trust ("REIT") for tax purposes (the "REIT Conversion"). The OP (or its subsidiaries) will lease the hotels (the "Hotels") to a corporation (or subsidiaries thereof) conducting the senior living services business ("SLC") that will be spun off to the shareholders of Host pursuant to certain leases (the "Leases") and the Hotels will be operated by Marriott International, Inc. or subsidiaries ("Marriott") or other hotel management companies pursuant to management agreements with the lessee. In connection with the REIT Conversion, Host will be converted, by merger, into a Maryland real estate investment trust ("Host REIT") and will elect to be treated as a REIT for tax purposes and will be the direct or indirect general partner (and a substantial limited partner) of the OP. In connection with the REIT Conversion, Host will, among other transactions in connection with its conversion to a REIT,

The Partnerships                                                _________, 1998


contribute its assets to the OP in exchange for a number of units of common and preferred partnership interests equal to the number of shares of common and preferred stock, if any, of Host then outstanding. In the Mergers, the partners of the Partnerships would receive units of limited partnership interest in the OP ("OP Units") in exchange for their interests in the Partnerships. Commencing at any time after one year following the Mergers, the holders of OP Units (other than Host REIT) will have the right to have their OP Units redeemed by the OP for, at Host REIT's option, common shares of Host REIT (on a one-for-one basis) or the cash equivalent thereof. Each limited partner in each Partnership (including any limited partners of any Partnerships who dissent with respect to the proposed Mergers) also will have the right to elect to receive common shares of Host REIT or unsecured notes payable by the OP in exchange for the OP Units received in the Mergers.

The proposed Mergers, the formation of the OP, the conversion of Host into a REIT, and the transactions to be undertaken in connection therewith are included in the "REIT Conversion."

You have requested our Opinion as to the terms and conditions of the proposed Mergers, as follows:


     (i) The fairness and reasonableness, from a financial point of view, to the limited partners of each Partnership, of the Exchange Value and of the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership, including, without limitation, the assumptions used to determine the various adjustments to the appraised values of the Hotels; and

     (ii) The fairness and reasonableness, to the limited partners of each Partnership, of the methodologies used to determine the value of an OP Unit and to allocate the equity interest in the OP to be received by the limited partners of each Partnership.

American Appraisal, as the world"s largest independent valuation consulting firm, is regularly and continually engaged in the valuation of commercial real estate and businesses and their securities in connection with tender offers, mergers and acquisitions, recapitalizations and reorganizations, divestitures, employee stock ownership plans, leveraged buyouts, private placements, limited partnerships, estate and corporate matters, other financial advisory matters, and other valuation purposes. In connection with this Opinion, American Appraisal also performed a separate appraisal of the market value, as said term is defined in the appraisals, of each Hotel owned by each Partnership as of March 1, 1998 (the "Hotel Appraisals") as discussed further below.

The Partnerships                                                 _________, 1998


In the course of our analysis in preparing this opinion, we have relied without independent verification upon the accuracy and completeness in all material respects of certain relevant publicly available information and information provided by Host and the Hotels. We assumed that all information furnished to us by Host, the Hotels, and the Partnerships and their representatives, upon which we relied, presented an accurate description in all material respects of the current and prospective status of the Hotels and the Partnerships from an operational and financial point of view.

Due Diligence
-------------

As a basis for rendering our Opinion, we have made such reviews, studies, and analyses as we deemed necessary and pertinent in order to provide us with a reasonable basis for the Opinion, including, but not limited to, the following:

     (i) Reviewed the transaction documents and SEC reporting and/or filing documents, including drafts of the OP"s Form S-4 for the Mergers;

     (ii) Provided the Market Value of each Hotel (a "Hotel Appraisal") owned by each Partnership in a separate short form appraisal report. Each such report was reviewed and certified by an MAI appraiser as to its preparation in accordance with the requirements of the Standards of Professional Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation.

            As part of our Hotel Appraisals, we reviewed historical operating statements, 1998 budget and year-to-date results, and other financial information as we deemed necessary as a basis for the Opinion.

            Our Hotel Appraisals also considered market transactions of similar lodging properties as appropriate as a basis for the Market Value of each Hotel;

     (iii) Reviewed the methodologies used by each of the General Partners in their determination of the Exchange Value of each Partnership, including the nature and amount of all adjustments to the appraised Market Values in determining such Exchange Values. AAA reviewed and tested for the fairness and reasonableness of all adjustments as well as for consideration of all adjustments deemed to be appropriate by AAA;

The Partnerships                                                ________, 1998


     (iv) Reviewed the methodologies used by each of the General Partners in their determination of the value of an OP Unit and the allocation of the equity interest in the OP to be received by the limited partners of each Partnership. AAA reviewed and tested for the fairness and reasonableness of the methods and measurements made by the General Partners;

     (v) Reviewed the General Partners" determination of the Liquidation Value of each Partnership. AAA reviewed and tested for the fairness and reasonableness of all adjustments proposed by the General Partners, as well as for consideration of all adjustments deemed appropriate by AAA;

     (vi) Provided an estimate of the Continuation Value of each Partnership based upon the estimated present value of expected benefits to be received by each limited partner interest as though the Mergers did not occur and each Partnership"s assets were sold within a twelve year period. AAA, as part of its analysis and review, determined appropriate rates of growth in house profit or net operating income, as well as reviewed other key variables affecting partnership cash flows and other economic/financial factors affecting the partnerships" expected operations and results; a description of certain key assumptions applied by AAA in their estimate of the Continuation Value is provided below;

     (vii) Reviewed the terms of the ground leases of the Hotels and the partnership agreements of each Partnership;

     (viii) Reviewed audited and unaudited historical income statements, balance sheets and statements of sources and uses of funds of each Partnership and Host and pro forma financial information for Host REIT;

     (ix) Reviewed audited and unaudited historical operating statements of each Hotel, as well as current operating statements and budgets;

     (x) Conducted real estate valuation and financial due diligence with respect to the Partnerships and their underlying assets, liabilities, and equity;

     (xi) Reviewed internal Marriott, Host and Partnership financial analyses and other internally generated data for each Hotel; and

The Partnerships                                                _________, 1998


     (xii) Discussed all of the foregoing information, where appropriate, with management of Marriott, Host and the Partnerships, and their respective employees.

Continuation Value
------------------

AAA provided an estimate of the Continuation Value of each Partnership based on the present value of the expected cash distributions for the period 1998-2009 from each respective Partnership"s operations which assumed the sale of the underlying Hotels in year 2009. Partnership cash flow utilized a 1998 earnings estimate and related annual stabilized growth rate (ranging from 3.4% to 4.5%, depending upon the specific Partnership) developed by AAA in their separate Hotel Appraisals. Partnership cash flow was discounted at a rate of 20%. Sales proceeds in year 2009 were estimated for each Partnership at a capitalization rate ranging from 9.8% to 10.4%, depending upon the specific character of each Partnership. In calculating the net proceeds available to each Partnership, consideration included the payment of selling and other transaction costs, deferred incentive management fees and existing debt.

Opinion and Assumptions
-----------------------

Based on the procedures performed and the assumptions stated herein, it is our Opinion as to the terms and conditions of the proposed Mergers that:

     (i) The Exchange Value and the methodologies and underlying assumptions used to determine the Exchange Value, the Adjusted Appraised Value, the Continuation Value and the Liquidation Value of each Partnership, including, without limitation, the assumptions used to determine the various adjustments to the appraised values of the Hotels, are fair and reasonable, from a financial point of view, to the limited partners of each Partnership; and

     (ii) the methodologies used to determine the value of an OP Unit and the allocation of the equity interest in the OP to be received by the limited partners of each Partnership is fair and reasonable to the limited partners of each Partnership.

The Opinion specifically does not consider other methodologies for valuation or allocation of the OP Units and does not address or conclude that other methodologies for valuation or allocation of OP Units to the Partnerships might not have been more favorable to the limited partners in certain of the Partnerships.

The Partnerships                                                 _________, 1998


AAA has not negotiated with the Partnerships or Host and has not participated in establishing the terms of the Mergers and has not provided an opinion as to the terms and conditions of the Mergers other than those explicitly stated herein.

The Hotel Appraisals assume all furniture, fixtures and equipment (FF&E) reserves for replacements are adequate and do not consider any deferred maintenance (such as environmental concerns). The Hotel Appraisals do consider projected capital expenditures commonly referred to as owner-funded items, based in part on the projected owner-funded capital expenditure estimates determined by an engineer retained by Host Marriott Corporation (the "Engineering Study"). AAA has made no independent review of the capital expenditure estimates set forth in the Engineering Study and assumes it is correct in all material respects. Furthermore, AAA"s Continuation Value for each Partnership relied upon the Engineering Study for any estimated future owner funded expenditures for the first eleven years. AAA has made no estimates of Partnership contingent liabilities.

For purposes of the Continuation Value, AAA has assumed FF&E reserves are adequate and understands that Host has determined that there are no reserve shortfalls or surpluses.

The Hotel Appraisals referred to herein are not guarantees of the present or future values of the Hotels and no assurance can be given as to the actual value of the Hotels.

Our Opinion is limited to review of financial, economic, market, and other considerations as they existed as of March 1, 1998. No subsequent due diligence or valuation procedures were conducted by AAA, except that we have reviewed year-to-date results through September __, 1998 for each Partnership and, based upon such review and upon current financial, economic and market conditions and indicated trends therein, we concluded that nothing came to our attention that would cause us to be unable to render the Fairness Opinion as of such date.

AAA acknowledges and agrees that its Opinion is for the benefit of each Hotel and the partners thereof (including the general and limited partners) and may be relied upon by them.

AAA agrees and acknowledges that our Opinion may be disclosed, in whole or in part, in any proxy statement, consent solicitation statement, and/or registration statement (or proxy) and related materials utilized in connection with the REIT Conversion and/or may be provided to and/or filed with the Securities and Exchange Commission ("SEC") and other regulatory authorities; provided, however, that the precise language used in any characterization of the services and advice provided by AAA, prepared by others, must have the prior consent of AAA, which consent will not be unreasonably withheld or delayed.

The Partnerships                                               __________, 1998


Our Opinion is intended to supplement and not to substitute for anyone"s due diligence to the extent required in this or any related transaction.

Our engagement is subject to the terms of our engagement letter dated February 12, 1998.


                                           Respectfully submitted,



                                           Lee P. Hackett
                                           Executive Vice President